December 18, 2024

Mark L. Filanowski
Chief Executive Officer
Pangaea Logistics Solutions Ltd.
109 Long Wharf
Newport, RI 02840

       Re: Pangaea Logistics Solutions Ltd.
           Preliminary Proxy Statement on Schedule 14A
           Filed October 18, 2024
           Amended Preliminary Proxy Statement on Schedule 14A
           Filed December 11, 2024
           File No. 001-36798
Dear Mark L. Filanowski:

       We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation
cc:   Edward Horton